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                        [MEDCENTERDIRECT.COM LETTERHEAD]

                               February 15, 2001

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Peggy Fisher

Re: MedCenterDirect.com, Inc.
    Request to Withdraw Registration Statement on Form S-1 filed March 21, 2000 (Registration No. 333-32938)

Ladies & Gentlemen:

    MedCenterDirect.com, Inc. ("MedCenterDirect" or the "Company") hereby requests the withdrawal of the above-referenced registration statement on Form S-1 (the "Registration Statement") pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended.

    MedCenterDirect initially filed the registration statement in late March 2000. A substantial drop in equity valuations for young public companies (particularly in the healthcare e-procurement area) occurred shortly after that filing. The Company's bankers and management decided to wait for more robust market conditions in which to conduct the initial public offering, and thus delayed finalization of the offering. Since the filing, the Company has built its revenues and developed and substantially refined its system and strategy. However, given the continuing unsettled conditions prevailing in the equity markets in general and the depressed valuations for the Company's publicly traded peers in particular, management does not believe the market would fully value the Company's equity in the near term and has thus decided to terminate the registration. The Company may file a new registration, perhaps later in 2001, but believes that termination of the current registration is consistent with public interest, protection of investors, and the good of the Company.

    There were no offers or sales of securities pursuant to the above-referenced registration statement.

    Please provide me with a facsimile copy of the order consenting to the withdrawal of the registration statement as soon as it is available. Please contact me at (404) 442-2001 or Rick Miller, Esq. at (404) 572-6787 if you have any questions or comments.

                                          Sincerely,
                                          /s/ Robert J. White
                                          Robert J. White
                                          Chief Executive Officer